15047370

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section RECEIVED MAR 02 2015 Washington DC 194

SEC FILE NUMBER
8- 68620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCT Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pascal Ln
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louis C. Talarico (512) 291-6038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Louis C. Talarico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCT Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

PAUL W. BREWER
Notary Public, State of Texas
My Commission Expires
NOVEMBER 22, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

LCT Capital, LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
LCT Capital, LLC

We have audited the accompanying financial statements of LCT Capital, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 18, 2015

LCT Capital, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

ASSETS:		
Cash (Note 1)	$	891,817
Other assets		1,417
Total assets	**$**	**893,234**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	4,733
Accrued expenses		21,070
Total liabilities		**25,803**
COMMITMENTS & CONTINGENCIES (Note 3 and 4)		
MEMBER'S EQUITY: (Note 2)		867,431
Total liabilities and member's equity	**$**	**893,234**

The accompanying notes are an integral part of this statement

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LCT Securities, LLC is a Delaware Limited Liability Company organized on April 26, 2010. On March 10, 2011, LCT Securities, LLC amended its certificate of formation with the state of Delaware to change its name to LCT Capital, LLC ("The Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company was approved by these regulatory bodies on January 4, 2011. In this capacity, the Company provides financial advisory services to private and public companies with respect to mergers and acquisitions related activities as well as capital raising activities and private placements. The Company's sole member is Louis C. Talarico III.

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees earned from engagement agreements for advisory services and the agreements' success fee. The Company records these fees when the terms of the agreements are met. In this capacity, the Company provides financial advisory services to private and public companies with respect to M&A related activities as well as capital raising efforts. The Company participates in private placements of capital into various private and publicly traded companies with other broker-dealers.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity. The Company's sole member is taxed on the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the

position. The Company's sole member files an income tax return in the U.S. federal jurisdiction, and may file income tax and other returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, other assets, accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchases with a maturity date of three months or less when purchased to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $866,014 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.03 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company has a substantial portion of its assets on deposit with banks.

Assets deposited with banks are subject to credit risk. In the event of a bank's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits. As of December 31, 2014, the Company had cash of $641,817 in excess of the federally insured amount of $250,000.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space from a related party on a month to month basis based on terms of a lease agreement signed August 1, 2012. The Company reimburses the related party $2,000 on a monthly basis for the office space. The Company also reimburses the related party $588 on a monthly basis for partial use of an automobile. For the year ended December 31, 2014 the Company reimbursed the related party $31,056. The Company also leased office and conference space from an unrelated party on a month to month basis based on terms of a lease agreement effectively dated June 5, 2012. For the year ended December 31, 2014 the Company paid rent of $13,377 in connection with this lease.

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 5 - LITIGATION

On December 18, 2014, a complaint titled *SemGroup Corporation v. LCT Capital, LLC* was filed in the United States District Court for the Northern District of Oklahoma. In the complaint, SemGroup Corporation sought a declaratory judgment that it has fully performed all obligations it has to LCT Capital under certain agreements and that it is not using or in possession of any LCT "trade secrets". The Company entered into a settlement agreement dated January 29, 2015 fully and finally settling each and every claim resulting in no liability to the Company.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

LCT CAPITAL, LLC

February 19, 2015

Spicer Jeffries LLP
5251 S. Quebec Street
Greenwood Village, CO 80111

Ladies and Gentlemen:

To the best knowledge and belief of LCT Capital, LLC, (the "Firm"), the Firm claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2014. This subparagraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of LCT Capital, LLC"

The Firm met the identified exemption provisions throughout the most recent fiscal year without exception.

Very truly yours,

Louis C Talarico
Member

80 PASCAL LN • AUSTIN, TEXAS 78746 • TEL: (512) 291-6038

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
LCT Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by LCT Capital, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 18, 2015

LCT Capital, LLC

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
December 31, 2014

General assessment per Form SIPC-7, including interest	$	6,234
Less payments made with Form SIPC-6		(6,003)
Amount paid with Form SIPC-7	**$**	**231**

See Independent Accountant's Report